EXHIBIT 23.1


                          INDEPENDENT AUDITORS' CONSENT


The Board of Directors
Bowater Incorporated:

     We consent to the use of our reports dated February 27, 2002, except as to note 2 which is as of July 29, 2002, with respect to the consolidated balance sheet of Bowater Incorporated and Subsidiaries (the Company) as of December
31, 2001 and 2000, and the related consolidated statements of operations, capital accounts, and cash flows for each of the years in the three-year period ended December 31, 2001, and related schedule, which reports are included in the December 31, 2001 annual report on Form 10-K/A of the Company.

     As more fully discussed in Note 2 to the consolidated financial statements, the consolidated balance sheet as of December 31, 2001 and the related consolidated statements of operations, capital accounts and cash flows for the fiscal year then ended have been restated.


                                               /s/ KPMG LLP

Atlanta, Georgia
March 7, 2003